(As filed December 6, 2000)

                                                                File No. 70-9735
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                   ------------------------------------------

                               AMENDMENT NO. 2 TO
                                   FORM U-1/A
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                   ------------------------------------------

                           Alliant Energy Corporation
                        Wisconsin Power and Light Company
                   South Beloit Water, Gas & Electric Company
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                        American Transmission Company LLC
                             c/o ATC Management Inc.
                          N16 W23217 Stone Ridge Drive
                            Waukesha, Wisconsin 53187

                               ATC Management Inc.
                      c/o Wisconsin Electric Power Company
                          N16 W23217 Stone Ridge Drive
                            Waukesha, Wisconsin 53187

                  (Names of companies filing this statement and
                    addresses of principal executive offices)
                   ------------------------------------------

                           ALLIANT ENERGY CORPORATION
                 (Name of top registered holding company parent)
                   ------------------------------------------

                   Edward M. Gleason, Vice President-Treasurer
                             and Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703
                     (Name and address of agent for service)
                   ------------------------------------------

          The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

          Barbara J. Swan, General Counsel   William T. Baker, Jr., Esq.
          Alliant Energy Corporation         Thelen Reid & Priest LLP
          222 West Washington Avenue         40 West 57th Street
          Madison, Wisconsin 53703           New York, New York 10019

                         Daniel A. Doyle, Vice President, Chief
                         Financial Officer and Treasurer
                         ATC Management Inc.
                         N16 W23217 Stone Ridge Drive
                         Waukesha, Wisconsin  53187

     Alliant Energy Corporation ("Alliant Energy"), Wisconsin Power & Light Company ("WPL"), South Beloit Water, Gas & Electric Company ("South Beloit"), American Transmission Company LLC (the "Transco") and ATC Management Inc. (the "Corporate Manager", and, together with Alliant Energy, WPL, South Beloit and Transco, "Applicants") hereby amend their Application/Declaration on Form U-1 in Commission file No. 70-9735 by filing the following exhibits in Item 6.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

     A.   -    EXHIBITS.
               --------

A-1 Form of Articles of Organization of the Transco. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

A-2 Form of Operating Agreement of the Transco. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

A-3 Form of Articles of Incorporation of the Corporate Manager. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

A-4 Form of By-laws of the Corporate Manager. - - Incorporated by reference to Alliant Energy SEC File No. 70-9695.

A-5  Form of Articles of Organization of NewCo.*

A-6  Form of Operating Agreement of NewCo.*

B-1  Form of O&M Agreement.

B-2  Form of Services Agreement.

B-3  Form of System Operating Agreement.*

B-4  Form of Agency Agreement.

B-5  Form of Asset Contribution Agreement.

B-6  Form of Transco Forming Party Agreement.

B-7  Form of Transco Generation-Transmission Interconnection Agreement.

B-8  Form of Network Operating Agreement.

B-9  Form of Transco Distribution-Transmission Interconnection Agreement.

C    Not Applicable.

D-1  Application of WPL to the FERC -- Previously filed.

D-2  Application of South Beloit to the FERC.

D-3  Application of Alliant Energy Corporate Services, Inc. to the FERC.

D-4  Order of the FERC regarding WPL Application.

D-5  Order of the FERC regarding South Beloit Application.

D-6 Order of the FERC regarding Alliant Energy Corporate Services, Inc. Application.

D-7  Application of WPL to the Wisconsin Commission.

D-8  Order of the Wisconsin Commission regarding the Transco.*

D-9  Application of South Beloit to the Illinois Commission.*

D-10 Reserved.

D-11 Application of the Transco to the FERC.*


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


D-12 Order of the FERC regarding Transco Application.*

D-13 Omnibus Application of the Transco and Member Utilities to the Wisconsin
     Commission.

D-14 Supplement to Omnibus Application.

D-15 Application of the Transco and Member Utilities to the Wisconsin
     Commission.

E    Interconnection Map - to be filed pursuant to Form SE.*

F-1  Opinion of Barbara Swan, Esq.*

F-2  Opinion of DeFrees & Fiske.*

G    Not applicable.

H    Form of Notice - previously filed.

I    Description and valuation of transferred assets.*

* To be filed by amendment.


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


                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application or Declaration filed herein to be signed on their behalf by the undersigned thereunto duly authorized.

                                             ALLIANT ENERGY CORPORATION


                                        By:  /s/ Edward M. Gleason
                                           -------------------------------------
                                           Name:  Edward M. Gleason
                                           Title: Vice President-Treasurer
                                                  and Corporate Secretary


                                             WISCONSIN POWER AND LIGHT COMPANY


                                        By: /s/ Edward M. Gleason
                                           -------------------------------------
                                           Name:  Edward M. Gleason
                                           Title: Vice President-Treasurer
                                                  and Corporate Secretary


                                             SOUTH BELOIT WATER, GAS & ELECTRIC
                                             COMPANY


                                        By: /s/ Edward M. Gleason
                                           -------------------------------------
                                           Name:  Edward M. Gleason
                                           Title: Vice President-Treasurer
                                                  and Corporate Secretary


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


                                             AMERICAN TRANSMISSION COMPANY LLC
                                        By:  ATC Management Inc., Its Manager


                                        By: /s/ Daniel A. Doyle
                                           -------------------------------------
                                           Name:  Daniel A. Doyle
                                           Title: Vice President, Chief
                                           Financial Officer and Treasurer


                                             ATC MANAGEMENT INC.


                                        By: /s/ Daniel A. Doyle
                                           -------------------------------------
                                           Name: Daniel A. Doyle
                                           Title: Vice President, Chief
                                           Financial Officer and Treasurer

Date:     December 6, 2000


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